SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of August, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on August 7, 2003, entitled "Axcan Reports Results for Third Quarter of 2003 Revenue up 32% to $46.9 Million."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: August 12, 2003                        By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 800 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                      AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                       AXP

NASDAQ SYMBOL (NASDAQ National Market):                                   AXCA


DATE:                                                           August 7, 2003
Press Release for immediate distribution

                 AXCAN REPORTS RESULTS FOR THIRD QUARTER OF 2003
                         REVENUE UP 32% TO $46.9 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the third quarter of fiscal 2003 ended June 30, 2003. (amounts are stated in U.S. dollars). The Company reported revenue growth of 32% to $46.9 million and net income of $8.7 million, which represents $0.19 per share prior to one-time costs and related income taxes associated with the unsuccessful takeover bid for Salix Pharmaceuticals, Ltd. ("Salix"). Net income this quarter was $6.3 million or $0.14 per share (basic income per share) after such costs are taken into account. Net income also reflects a full quarter of interest expenses on the $125 million of convertible debentures issued on March 5, 2003.

"Continued growth witnessed in this quarter enhances our confidence that Axcan will meet or surpass the consensus estimates of revenues and net income per share," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "The strength of Axcan's balance sheet is such that we are in a position to execute several product in-licensing or acquisition deals by the end of calendar 2003, " he concluded.


RESEARCH AND DEVELOPMENT UPDATE
-------------------------------

APPROVALS
---------

PHOTOFRIN was approved by the U.S. Food and Drug Administration for the ablation of High-Grade Dysplasia in Barrett's Esophagus patients who do not undergo esophagectomy. PHOTOFRIN was also granted orphan drug designation for this indication, which guarantees a 7-year marketing exclusivity. PHOTOFRIN was also approved earlier in the quarter in Canada, for the same indication.

PENDING APPROVALS
-----------------

PHOTOBARR has been filed in Europe for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. Orphan drug designation has been granted and approval is expected in the first half of fiscal 2004.

HELICIDE has been filed in the United States for the eradication of Helicobacter pylori, a bacterium now recognized as being the main cause of gastric and duodenal ulcers. All inspection-related issues at one of the five manufacturing sites involved in the production of HELICIDE have now been solved. The Company expects the FDA to reach a final decision by the end of fiscal 2003.

Phase III/IV
------------

CANASA 1 g suppositories. Axcan recently completed the clinical portion of a 100-patient Phase III trial in North America on a 1 g suppository formulation of mesalamine for the treatment of ulcerative proctitis. This study was conducted to demonstrate the efficacy and safety of a 1 g formulation of mesalamine suppository administered once a day vs. the currently approved 500 mg formulation administered twice a day. The study included an evaluation of the induction of remission in ulcerative proctitis patients. Results have shown 1 g suppositories are very safe and effective and are not different from 2 doses of 500 mg suppositories for the treatment of mild to moderate ulcerative proctitis. Axcan expects to file for regulatory approval in the United States at the end of the fourth quarter of fiscal 2003, and approval in the United States is anticipated in the second half of fiscal 2004.

CANASA/SALOFALK rectal gel. Axcan presented results of a pilot study on the efficacy of mesalamine rectal gel in distal ulcerative colitis. Results confirmed that mesalamine rectal gel provided a clinically and statistically significant improvement of distal ulcerative colitis, within 4 days. Exploratory statistics by paired t tests showed a statistically significant difference between baseline and end-of-treatment Disease Activity Index (p=0.0009)) and these results support the conduct of Phase III studies to confirm the efficacy and safety of the mesalamine rectal gel, the final results of which should be available in the first half of fiscal 2004. The Company plans to submit regulatory filings for approvals in the United States and Canada shortly thereafter.

SALOFALK 750 mg tablets. Axcan recently completed a 114-patient Phase III trial, for the Canadian market, on the efficacy and safety of a new 750 mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Results showed that, when given at a total daily dose of 3 g, 750 mg tablets are both equally effective and safe for treatment of mild to moderate ulcerative colitis as the 500 mg tablets. Axcan plans to file a Supplemental New Drug Submission for approval in Canada in the fourth quarter of fiscal 2003.

URSO DS. Axcan developed a new URSO DS formulation containing 500 mg of ursodiol in each tablet and intends to file a Supplemental New Drug Application in the United States in the fourth quarter of fiscal 2003 for the use of URSO DS in the treatment of Primary Biliary Cirrhosis.

Pre-Clinical, Phase I and II
----------------------------

PHOTOFRIN. Axcan will support Phase II studies on the use of PHOTOFRIN photodynamic therapy ("PDT") in the treatment of cholangiocarcinoma, an aggressive cancer that grows in the ducts that carries bile from the liver to the small intestine. Studies will also be conducted on the effect of repeated administration and of liver insufficiency on Photofrin pharmacokinetics.

NCX-1000. The U.S. Food and Drug Administration has accepted an Investigational New Drug Application for the clinical testing of NCX 1000, in development for the treatment of portal hypertension, a late stage complication of chronic liver disease. A Phase I clinical trial involving 16 subjects was successfully completed, showing good tolerability and safety. Completion of the whole clinical program development should occur in calendar year 2006.

Ursodiol disulfate. Axcan is currently conducting a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. This study was recently completed and results will be announced in the fourth quarter of fiscal 2003. If positive trends are confirmed in the final analysis, then Axcan intends to initiate animal toxicity studies, which will be followed by Phase I studies.

Corporate Governance

Axcan is pleased to announce the appointment of Daniel Labrecque to its Board of Directors. Mr. Labrecque is President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, an investment banking firm that was established in Canada in 1990 and which is an affiliate of NM Rothschild & Sons Limited of London, England, and Rothschild & Cie of Paris, France. As such, Mr. Labrecque provides investment banking advisory services on mergers and acquisitions, corporate finance, corporate and financial restructurings, privatizations and corporate strategy and transactions.

Previously, Mr. Labrecque was Managing Director and Chief Operating Officer of Lazard Canada, where he held responsibility for investment banking operations in Canada and prior to that, Mr. Labrecque was Managing Director of Schroders Canada. Mr. Labrecque holds an MBA from INSEAD, a Diploma in Public Accountancy and Business Administration from Ecole des Hautes Etudes Commerciales, University of Montreal and is a Certified Business Valuator.

Mr. Labrecque is Chairman of the Canadian INSEAD Foundation and member of the International Council of INSEAD, as well as Director of the C.D. Howe Institute and Director of La Fondation de l'Ecole Nationale de Cirque.

INTERIM FINANCIAL REPORT
------------------------

This release includes, by reference, the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP and the reconciliation to U.S. GAAP of the Canadian GAAP presentation. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities.

CONFERENCE CALL
---------------

Axcan will host a teleconference and web cast at 4:30 p.m., Eastern Time, August 7, 2003. During the teleconference, Leon F. Gosselin, President and Chief Executive Officer, David W. Mims, Executive Vice President and Chief Operating Officer and Jean Vezina, Vice President, Finance and Chief Financial Officer will discuss the financial results. To participate in the teleconference, please dial the following number approximately 10 minutes prior to the start of the teleconference: (800) 814-3911. A replay of the teleconference will be available for one week (until August 14, 2003), commencing one hour after the end of the teleconference. The instant replay number is (416) 640-1917 code: 21012573.

Interested parties may also access the conference call via web cast at www.axcan.com. The web cast will be accessible for 90 days.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Safe Harbor" statement under the Private Securities Litigation Reform Act of
----------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The names CANASA, HELICIDE, PHOTOBARR, PHOTOFRIN, SALOFALK and URSO appearing in this news release are registered trademarks of Axcan Pharma Inc. and its subsidiaries.

   Management Discussion and Analysis (MD&A), Financial Statements and Notes
                                    Attached

INFORMATION:  David W. Mims
              Executive Vice President and Chief Operating Officer Axcan Pharma Inc.
              Tel: (205) 991-8085 ext. 223

or            Isabelle Adjahi
              Director, Investor Relations
              Axcan Pharma Inc.
              Tel: (450) 467-2600 ext. 2000

              Web:  www.axcan.com

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval, one an additional indication in Europe for a currently marketed product and the other, an indication for a new product. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $46.9 million and operating income of $13.5 million for the three-month period ended June 30, 2003. For the nine-month period ended June 30, 2003, revenue was $130.3 million and operating income was $37.2 million.

Much of Axcan's recent sales growth is derived from sales in the United States and France, following recent acquisitions. During the first quarter of this fiscal year, Axcan acquired the world wide rights to the PANZYTRAT enzyme product line from Abbott Laboratories and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. for the French market. Revenue from sales of Axcan's products in the United States was $82.9 million (63.6% of total revenue) for the nine-month period ended June 30, 2003, compared to $72.6 million for the same period of fiscal 2002. Revenue from Canada was $14.9 million (11.4% of total revenue) for the nine-month period ended June 30, 2003, compared to $12.7 million for the same period of fiscal 2002. Revenue from France, including domestic and foreign sales, amounted to $32.2 million, (24.7% of total revenue) for the nine-month period ended June 30, 2003, compared to $9.0 million for the same period of fiscal 2002.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

During December 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") for a cash purchase price of $45 million plus transaction expenses. The majority of PANZYTRAT sales is in Europe. During the period of marketing authorization transfer, which may be up to 18 months, Abbott acts as an agent for the management of the product line sales. For the nine-month period ended June 30, 2003, Axcan reported revenue of $6,898,669 representing the net sales from the product line less cost of goods sold and other related expenses. At the end of the month of December, Axcan acquired the rights to DELURSAN for the French market for a cash purchase price of $22.8 million plus transaction expenses. The Company began to market this product in the second quarter.


Critical Accounting Policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian Generally Accepted Accounting Principles ("GAAP") to United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies.

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates made by the management include the calculation of reserve for doubtful accounts, product returns, rebates and allowances, useful lives of long-lived assets, fair value of goodwill and intangible assets, contingency provision and other accrued charges. These estimates were made using the historical information available.

Revenue Recognition
Revenue is recognized when product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets
Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization using the straight-line method based on their estimated useful lives from 15 to 25 years until September 30, 2001. Since October 1, 2001, the Company no longer amortizes its goodwill and intangible assets with infinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses
Research and development expenses are charged to operations in the year they are incurred.

Acquisitions of Companies

On November 7, 2001, Axcan acquired all the outstanding shares of Laboratoires Enteris S.A.S. ("Enteris"), a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol"). This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million and was paid through the issuance of 365,532 common shares of the Company and $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition date.

Results of Operations

The following table sets forth, for the quarters indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:


                                    For the three-month     For the nine-month
                                    period ended June 30   period ended June 30
                                    --------------------   --------------------
                                        2003        2002       2003        2002
                                    ---------  ---------   ---------  ---------

Revenue                                 100%        100%       100%        100%
-------------------------------------------------------------------------------

Cost of goods sold                      25.2        26.6      24.3         25.6
Selling and administrative expenses     33.4        37.3      35.4         39.1
Research and development expenses        8.4         5.6       7.2          6.4
Amortization                             4.2         5.4       4.6          5.7
--------------------------------------------------------------------------------
                                        71.2        74.9      71.5         76.8
--------------------------------------------------------------------------------

Operating income                        28.8        25.1      28.5         23.2
-------------------------------------------------------------------------------

Financial expenses                       3.8         0.8       2.0          0.6
Loss (Gain) on foreign exchange         (0.4)        0.1       0.1          0.3
Interest income                         (1.1)       (1.1)     (0.8)        (0.6)
Takeover bid expenses                    7.9                   2.8
--------------------------------------------------------------------------------
                                        10.2        (0.2)      4.1          0.3
--------------------------------------------------------------------------------

Income before income taxes              18.6        25.3      24.4         22.9
Income taxes                             5.1         8.8       7.7          7.9
--------------------------------------------------------------------------------
Net income                              13.5        16.5      16.7         15.0
--------------------------------------------------------------------------------


Periods ended June 30, 2003 compared to periods ended June 30, 2002


Revenue
Revenue increased $11.4 million (32.1%) to $46.9 million for the third quarter ended June 30, 2003 from $35.5 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2003, revenue was $130.4 million compared to $94.5 million for the corresponding period of the preceding fiscal year, an increase of 38.0%. This increase in revenue resulted primarily from sales from France, following the acquisitions of Enteris and Lacteol and the PANZYTRAT and DELURSAN product lines. Strong sales of URSO 250 in North America also contributed to the increase. Revenue from France, including domestic and foreign sales, amounted to $11.6 million compared to $4.9 million for the quarter ended June 30, 2002 and $32.2 million compared to $9.0 million for the nine-month period ended June 30, 2002.

Cost of goods sold
Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $2.4 million (25.5%) to $11.8 million for the quarter ended June 30, 2003 from $9.4 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended June 30, 2003 decreased marginally as compared to the corresponding quarter of the preceding fiscal year, at 25.2% and 26.6%, respectively. For the nine-month period ended June 30, 2003, cost of goods sold was $31.7 million (24.3% of revenue) compared to $24.2 million (25.6% of revenue) for the corresponding period of the preceding fiscal year. The decrease in the cost of goods sold expressed as a percentage of revenue is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott is acting as an agent for the management of the product line sales, until marketing authorization transfers are completed. During the transition period, Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott related expenses. Thus Axcan's cost of goods sold does not include costs related to these PANZYTRAT sales.

Selling and administrative expenses
Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.3 million (17.3%) to $15.6 million for the quarter ended June 30, 2003 from $13.3 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2003, selling and administrative expenses increased $9.2 million (24.9%) to $46.1 million from $36.9 million for the corresponding period of the preceding fiscal year. This increase is mainly due to the inclusion of $10.5 million of selling and administrative expenses from Enteris and Lacteol for the nine-month period ended June 30, 2003 compared to $5.6 million for the corresponding period of the preceding year which represented two months of operations for Lacteol and eight for Enteris.

Research and development expenses
Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and for salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $1.9 million (95.0%) to $3.9 million for the quarter ended June 30, 2003 from $2.0 million for the corresponding quarter of the preceding fiscal year and $3.2 million (52.5%) to $9.3 million for the nine-month period ended June 30, 2003, from $6.1 million for the corresponding period of the preceding fiscal year. The increase is primarily due to the fact that Axcan is currently conducting two additional clinical studies on its new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELICIDE.

Amortization
Amortization  consists  principally  of  intangible  assets  with  finite  life.
Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization increased $0.1 million (5.3%) to $2.0 million for the quarter ended June 30, 2003 from $1.9 million for the corresponding quarter of the preceding fiscal year and $0.6 million (11.1%) to $6.0 million for the nine-month period ended June 30, 2003 from $5.4 million for the corresponding period of the preceding fiscal year. The increases result mainly from amortization of capital assets in France, for Enteris, since November 2001, and Lacteol, since April 2002.

Financial expenses
Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.5 million to $1.8 million for the quarter ended June 30, 2003 from $0.3 million for the corresponding quarter of the preceding fiscal year and $2.0 million to $2.6 million for the nine-month period ended June 30, 2003 from $0.6 million for the corresponding period of the preceding fiscal year. These increases are mainly due to interest expense on the convertible debenture of $125,000,000 issued on March 5, 2003.

Takeover bid expenses
On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix, which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share.

Income Taxes
Income taxes amounted to $2.4 million for the quarter ended June 30, 2003, compared to $3.1 million for the quarter ended June 30, 2002. Income taxes amounted to $10.0 million for the nine-month period ended June 30, 2003 compared to $7.5 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.5% for the nine-month period ended June 30, 2003 and 34.4% for the nine-month period ended June 30, 2002.

Net income
Net income (in thousands of U.S. dollars), basic income per share and diluted income per share according to U.S. GAAP for the periods ended June 30, 2003 and 2002, were as follows:


                                    For the three-month      For the nine-month
                                   period ended June 30     period ended June 30
                                   --------------------     --------------------
                                       2003       2002          2003       2002
                                   ---------  ---------     ---------  ---------

Net income in accordance
with U.S. GAAP                     $  6,339   $  5,848      $ 21,829   $ 14,196
                                   =========  =========     =========  =========

Income per common share
  Basic                            $   0.14   $   0.13      $   0.49   $   0.35
  Diluted                              0.13       0.13          0.47       0.34

Net income (in thousands of U.S. dollars) basic income per share and diluted income per share excluding takeover bid expenses and related income taxes for the same periods were as follows :

                                     For the three-month    For the nine-month
                                    period ended June 30   period ended June 30
                                    --------------------   --------------------
                                        2003       2002        2003       2002
                                    ---------  ---------   ---------  ---------
Net income in accordance
with U.S. GAAP                      $  6,339   $  5,848    $ 21,829   $ 14,196
Plus:  Takeover
bid expenses                           3,697          -       3,697          -
Less: Related income taxes            (1,290)         -      (1,290)         -
                                    ---------  --------    ---------  ---------

Net income excluding
takeover bid expenses and related
income taxes                        $  8,746   $ 5,848     $ 24,236   $ 14,196
                                    =========  ========    =========  =========

Income per common share
excluding  takeover
bid expenses and related income
taxes
  Basic                             $   0.19  $   0.13     $   0.54   $   0.35
  Diluted                               0.18      0.13         0.52       0.34

This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. GAAP results of operations.

Net income was $6.3 million or $0.14 of basic income per share and $0.13 of diluted income per share for the quarter ended June 30, 2003 compared to $5.8 million or $0.13 of both basic and diluted income per share for the corresponding quarter of the preceding year. Excluding takeover bid expenses and related income taxes, net income for the quarter ended June 30, 2003 was $8.7 million or $0.19 of basic income per share and $0.18 of diluted income per share compared to $5.8 million or $0.13 of both basic and diluted income per share for the corresponding quarter of the preceding year.

For the nine-month period ended June 30, 2003, net income was $21.8 million or $0.49 of basic income per share and $0.47 of diluted income per share, compared to $14.2 million or $0.35 of basic income per share and $0.34 of diluted income per share for the corresponding period of the preceding year. Excluding takeover bid expenses and related income taxes, net income for the nine-month period ended June 30, 2003 was $24.2 million or $0.54 of basic income per share and $0.52 of diluted income per share compared to $14.2 of net income or $0.35 of basic income per share and $0.34 of diluted income per share for the nine-month period ended June 30, 2002.

The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.6 million for the quarter ended June 30, 2002 to 44.9 million for the quarter ended June 30, 2003, following the subscription of investors through private placements and the exercise of options previously granted pursuant to Axcan's stock option plan.


Canadian GAAP

The differences (in thousands of U.S. dollars) between U.S. and Canadian GAAP which affect net income for the periods ended June 30, 2003 and 2002 are summarized in the following table:

                                                For the three-month    For the nine-month
                                                period ended June 30  period ended June 30
                                                --------------------  --------------------
                                                    2003       2002       2003       2002
                                                ---------  ---------  ---------  ---------

Net income in accordance with U.S. GAAP          $ 6,339    $ 5,848    $ 1,829   $ 14,196

Prepaid advertising costs                              -       (114)         -       (342)
Implicit interests on convertible debt              (990)         -     (1,284)         -
Amortization of new products acquisition costs       (14)       (14)       (40)       (40)
Income tax impact of the above adjustments             5         48         15        144
                                                 ---------  --------   --------  ---------

Net earnings in accordance with Canadian GAAP    $ 5,340    $ 5,768    $20,520   $ 13,958
                                                 =========  ========   ========  =========


On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt, as liability component of the convertible notes. At June 30, 2003, implicit interest in the amount of $1,284,298 was accrued for and added to the liability component.

Amortization expense under U.S. GAAP differs from Canadian GAAP due to the new product acquisition costs identified upon the acquisition of subsidiaries, which are deferred and amortized from the date of commencement of commercial production under Canadian GAAP. Under U.S. GAAP, these costs, which represent in process research and development, are included in earnings as of the date of acquisition as no alternative future use has been established.

Until September 30, 2001, prepaid advertising costs were deferred and amortized over a two-year period under Canadian GAAP. In 2002, the Company elected to include in earnings its scientific symposium costs in the fiscal year when they were incurred. Under U.S. GAAP these costs are included in earnings.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and capital resources
Axcan's cash, cash equivalents and short-term investments increased $92.7 million to $173.4 million at June 30, 2003 from $80.7 million at September 30, 2002. As of June 30, 2003, working capital was $178.7 million, compared to $103.5 million at September 30, 2002. These increases are mainly due to the issuance of convertible debentures which provided net proceeds of $120.5 million and were partially offset by the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. Total assets increased $179.3 million (48.9%) to $546.3 million as of June 30, 2003 from $367.0 million as of September 30, 2002. Shareholders' equity increased $35.9 million (12.1%) to $330.7 million as of June 30, 2003 from $294.8 million as of September 30, 2002.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been repaid).

On November 20, 2001, Axcan entered into a $55.0 million credit agreement with two Canadian chartered banks. The credit agreement includes a $15.0 million revolving operating facility and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option. On July 16, 2003, the $55.0 million credit agreement has been extended for an additional 364-day period, from October 14, 2003 to October 12, 2004. The interest rate varies between 25 basis points to 125 basis points over prime rate and between 125 basis points to 225 basis points over the LIBOR rate or bankers acceptances depending on the Company's leverage at such time. The facilities may be drawn in U.S. dollars or in the Canadian dollar equivalent. Borrowings under these facilities are secured by a security interest in favor of the lenders on all of the assets and properties of Axcan. The credit agreement provides for customary covenants, including compliance with certain financial ratios and negative covenants in respect of prior ranking security, capital expenditures, acquisitions, investments and divestitures. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of Axcan's net income for the preceding fiscal year. Currently, no amounts have been drawn under the credit facilities, and Axcan is in compliance with all applicable terms thereof.

Cash Flows and Financial Resources
Cash flow from operating activities increased $15.2 million (48.6%) to $46.5 million for the nine-month period ended June 30, 2003, from $31.3 million for the nine-month period ended June 30, 2002. Cash flows from financing activities for the nine-month period ended June 30, 2003 were $121.1 million mainly due to the issuance of the convertible debenture, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the nine-month period ended June 30, 2003 were $110.4 million mainly due to the net cash used for the acquisition short-term investments and the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Axcan's research and development spending totaled $8.0 million for fiscal 2002 and $6.1 million for fiscal 2001. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash and temporary investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.

Earnings coverage

Based on unaudited financial statements, the earnings coverage ratios are the following:

Under U.S. GAAP, for the twelve months ended June 30, 2003, our interest requirements amounted to $6.5 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 6.7 to one.

Under Canadian GAAP, for the twelve months ended June 30, 2003, our interest requirements amounted to $11.2 million on a pro forma basis and our earnings coverage ratio was 4.1 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.5 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.

Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk
Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in US dollars. Axcan's exposure to exchange rate fluctuation is reduced however because, in general, Axcan's revenues denominated in currencies other than the US dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk
The primary objective of Axcan's investment policy is the protection of principal. Accordingly investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. As the intent of the Company is to hold these investments until maturity, Axcan does not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows.

Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, US dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture
Axcan depends on third parties for the supply of active ingredients and for the manufacture of ULTRASE and URSO, two of Axcan's most important products, as well as for PHOTOFRIN. Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

Volatility of Share Prices
The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.



On behalf of management

(signed)

Jean Vezina

Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)

                                                                                          June 30       September 30
                                                                                             2003               2002
                                                                                       -----------      -------------
                                                                                       (unaudited)
ASSETS                                                                                          $                  $

Current assets
  Cash and cash equivalents                                                                77,660            19,977
  Short-term investments available for sale                                                95,714            60,740
  Accounts receivable                                                                      21,844            24,369
  Income taxes receivable                                                                   3,412               805
  Inventories (Note 3)                                                                     17,777            19,741
  Prepaid expenses and deposits                                                             2,491             1,891
  Deferred income taxes                                                                     5,791             6,335
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                      224,689           133,858

Investments                                                                                 2,050             2,681
Property, plant and equipment, net                                                         21,536            20,086
Intangible assets, net (Note 4)                                                           262,282           180,085
Goodwill, net                                                                              27,550            27,550
Deferred income taxes                                                                       3,742             2,456
Deferred financial expenses, net                                                            4,475               290
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                              546,324           367,006
--------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
  Accounts payable                                                                         41,707            27,198
  Income taxes payable                                                                      2,268             1,605
  Instalments on long-term debt                                                             1,657             1,336
  Deferred income taxes                                                                       388               269
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  46,020            30,408

Long-term debt                                                                            132,553             7,267
Deferred income taxes                                                                      36,825            34,212
Non-controlling interest                                                                      229               332
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         215,627            72,219
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common shares, without par value of unlimited shares authorized, 44,989,347 issued
  as at June 30, 2003 and 44,863,198 as at September 30, 2002.                            255,611           254,640
Preferred shares, Series A, without par value of unlimited shares authorized, non-voting, annual preferential cumulative dividend of 5%, no shares outstanding.
Preferred shares, Series B, without par value of unlimited shares authorized, non-voting, convertible into common shares, no shares issued.
Retained earnings                                                                          65,538            43,709
Accumulated other comprehensive income (loss)                                               9,548            (3,562)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                330,697           294,787
--------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                546,324           367,006
--------------------------------------------------------------------------------------------------------------------

AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                        For the three-month period       For the nine-month period
                                              ended June 30                    ended June 30
                                        --------------------------       --------------------------
                                              2003          2002             2003           2002
                                          -----------   -----------      -----------    -----------
                                          -----------   -----------      -----------    -----------

Common shares (Number)
Balance, beginning of period               44,880,403    44,233,241      44,863,198     38,412,133
  Exercise of options                         108,944        52,381         126,149        123,489
  Public offering                                   -             -               -      5,000,000
  Exercise of the underwriters' option              -             -               -        750,000
  Acquisition of assets                             -       365,532               -        365,532
---------------------------------------------------------------------------------------------------
Balance, end of period                     44,989,347    44,651,154      44,989,347     44,651,154
---------------------------------------------------------------------------------------------------

                                                    $             $               $              $
Common shares
Balance, beginning of period                  254,754       246,740         254,640        183,193
  Exercise of options                             857           346             971            731
  Public offering                                   -             -               -         54,537
  Exercise of the underwriters' option              -             -               -          8,625
  Acquisition of assets                             -         4,759               -          4,759
---------------------------------------------------------------------------------------------------
Balance, end of period                        255,611       251,845         255,611        251,845
---------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                   59,199        30,869          43,709         22,521
  Net income                                    6,339         5,848          21,829         14,196
---------------------------------------------------------------------------------------------------
Balance, end of period                         65,538        36,717          65,538         36,717
---------------------------------------------------------------------------------------------------

Accumulated other comprehensive
  income (loss)
Balance, beginning of period                    4,215        (5,290)         (3,562)        (5,283)
  Foreign currency translation adjustments      5,333         1,943          13,110          1,936
---------------------------------------------------------------------------------------------------
Balance, end of period                          9,548        (3,347)          9,548         (3,347)
---------------------------------------------------------------------------------------------------
Total shareholders' equity                    330,697       285,215         330,697        285,215
---------------------------------------------------------------------------------------------------

Comprehensive income
Foreign currency translation adjustments        5,333         1,943          13,110          1,936
Net income                                      6,339         5,848          21,829         14,196
---------------------------------------------------------------------------------------------------
Total comprehensive income                     11,672         7,791          34,939         16,132
---------------------------------------------------------------------------------------------------


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

                                               For the three-month period   For the nine-month period
                                                     ended June 30                ended June 30
                                               --------------------------   -------------------------
                                                     2003           2002          2003         2002
                                               -----------     ----------   ------------     --------
                                                        $              $              $            $
Operations
Net income                                          6,339          5,848         21,829        14,196
Non-cash items
  Share in joint venture operations                    36              7            124            14
  Non-controlling interest                              -            (50)          (103)         (230)
  Amortization of deferred financial expenses         257              -            386             -
  Other amortization                                1,975          1,928          6,011         5,442
  Foreign currency fluctuation                       (413)            30           (262)          206
  Deferred income taxes                               239          1,582          2,177         1,914
  Changes in working capital items:
    Accounts receivable                            (2,262)         8,786          2,705        12,123
    Income taxes receivable                        (1,998)           297         (2,634)         (447)
    Inventories                                       (26)        (2,157)         2,033        (3,407)
    Prepaid expenses and deposits                    (116)          (288)          (581)         (484)
    Accounts payable                                8,052            933         14,163         2,330
    Income taxes payable                            1,406         (1,389)           640          (381)
------------------------------------------------------------------------------------------------------
Cash flows from operating activities               13,489         15,527         46,488        31,276
------------------------------------------------------------------------------------------------------
Financing
  Long-term debt                                      482            524        125,895           931
  Repayment of long-term debt                        (375)          (298)        (1,195)       (2,768)
  Issue of shares                                     857            346            971        66,856
  Share issue expenses                                  -              -              -        (4,667)
  Deferred financial expenses                         (38)             -         (4,538)            -
------------------------------------------------------------------------------------------------------
Cash flows from financing activities                  926            572        121,133        60,352
------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments           (95,014)             -        (95,714)            -
  Disposal of short-term investments                    -              -         60,740             -
  Acquisition of investments                         (100)             -           (100)           (6)
  Disposal of investments                             347            371            619           384
  Acquisition of property, plant and equipment     (1,224)          (123)        (2,236)       (1,507)
  Acquisition of intangible assets                 (2,003)             -        (73,938)            -
  Disposal of intangible assets                         -              -            205             -
  Net cash used for business acquisitions               -        (21,041)             -       (31,302)
------------------------------------------------------------------------------------------------------
Cash flows from investment activities             (97,994)       (20,793)      (110,424)      (32,431)
------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held
  in foreign currencies                                89            215            486           172
------------------------------------------------------------------------------------------------------

Net increase  (decrease) in cash and cash
 equivalents                                      (83,490)        (4,479)        57,683        59,369
Cash and cash equivalents,
 beginning of period                              161,150         80,363         19,977        16,515
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period           77,660         75,884         77,660        75,884
------------------------------------------------------------------------------------------------------
Additional information
  Interest received                                   511            346          1,019           605
  Interest paid                                        27             71            150           138
  Income taxes paid                                 3,724          2,574          9,246         9,227
------------------------------------------------------------------------------------------------------

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Operations
--------------------------------------------------------------------------------
In accordance with  U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                              For the three-month period   For the nine-month period
                                                    ended June 30                 ended June 30
                                              --------------------------   -------------------------
                                                  2003             2002        2003            2002
                                              ---------        ---------   ---------      ----------
                                                      $                $           $               $

REVENUE                                         46,877           35,493     130,344          94,504
----------------------------------------------------------------------------------------------------

Cost of goods sold                              11,822          9,427         31,721         24,171
Selling and administrative expenses             15,626         13,254         46,133         36,922
Research and development expenses                3,936          1,968          9,290          6,063
Amortization                                     1,975          1,928          6,011          5,442
----------------------------------------------------------------------------------------------------
                                                33,359         26,577         93,155         72,598
----------------------------------------------------------------------------------------------------

Operating income                                13,518          8,916         37,189         21,906
----------------------------------------------------------------------------------------------------

Other expenses (income)
  Financial expenses                             1,769            282          2,620            567
  Loss (gain) on foreign currency                 (168)            26             80            233
  Interest income                                 (514)          (368)        (1,083)          (543)
  Takeover bid expenses                          3,697              -          3,697              -
----------------------------------------------------------------------------------------------------
                                                 4,784            (60)         5,314            257
----------------------------------------------------------------------------------------------------

Income before income taxes                       8,734          8,976         31,875         21,649
Income taxes                                     2,395          3,128         10,046          7,453
----------------------------------------------------------------------------------------------------
NET INCOME                                       6,339          5,848         21,829         14,196
----------------------------------------------------------------------------------------------------

Income per common share
  Basic                                           0.14           0.13           0.49           0.35
  Diluted                                         0.13           0.13           0.47           0.34
----------------------------------------------------------------------------------------------------

Weighted average number of common shares
  Basic                                     44,917,035     44,567,115     44,887,388     40,589,665
  Diluted                                   54,521,818     45,576,061     49,398,847     41,491,616
----------------------------------------------------------------------------------------------------

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

1.       Significant accounting policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgement of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.       PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratories (Abbott). During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the nine-month period ended June 30, 2003, the Company included in its revenues an amount of $ 6,898,669 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the Panzytrat enzyme product line for the nine-month period ended June 30, 2003 were $ 10,311,585.

3.       Inventories

                                                  June 30          September 30
                                                   2003                2002
                                                ---------          ------------
                                                       $                     $

Raw materials and packaging material               4,272                 3,841
Work in progress                                   6,573                 4,516
Finished goods                                     6,932                11,384
-------------------------------------------------------------------------------
                                                  17,777                19,741
--------------------------------------------------------------------------------

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.       Intangible assets
                                                June 30, 2003
--------------------------------------------------------------------------------
                                                 Accumulated
                                       Cost     amortization       Net
--------------------------------------------------------------------------------
                                            $             $             $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                         109,269        19,119        90,150
  Indefinite life                     184,550        12,418       172,132
--------------------------------------------------------------------------------
                                      293,819        31,537       262,282
--------------------------------------------------------------------------------

                                              September 30, 2002
--------------------------------------------------------------------------------

                                                 Accumulated
                                       Cost     amortization       Net
--------------------------------------------------------------------------------
                                            $             $             $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                         105,736        15,508        90,228
  Indefinite life                     102,275        12,418        89,857
--------------------------------------------------------------------------------
                                      208,011        27,926       180,085
--------------------------------------------------------------------------------

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

5.       Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:

                          For the three-month period   For the nine-month period
                                 ended June 30               ended June 30
                          --------------------------   -------------------------
                                 2003          2002          2003          2002
                          ------------  ------------   -----------  ------------

                                    $             $             $            $
Revenue
  Canada
    Domestic sales             5,163          4,255         14,873       12,685
    Foreign sales              2,404          9,202          7,285       14,630
  United States
    Domestic sales            30,072         26,237         82,932       72,557
    Foreign sales                188            158            294          427
  France
    Domestic sales             7,230          4,926         20,073        8,991
    Foreign sales              4,406                        12,111
  Other                            6             75          2,965          271
  Inter-segment               (2,592)        (9,360)       (10,189)     (15,057)
--------------------------------------------------------------------------------
                              46,877         35,493        130,344       94,504
--------------------------------------------------------------------------------

Operating income (loss)
  Canada                      (1,142)         4,235           (895)       4,411
  United States               11,073          4,883         28,256       18,450
  France                       4,315            190         10,924          226
  Other                         (728)          (392)        (1,096)      (1,181)
--------------------------------------------------------------------------------
                              13,518          8,916         37,189       21,906
--------------------------------------------------------------------------------

Amortization
  Canada                         290            341          1,030          997
  United States                  944            959          2,835        3,031
  France                         341            230            947          245
  Other                          400            398          1,199        1,169
--------------------------------------------------------------------------------
                               1,975          1,928          6,011        5,442
--------------------------------------------------------------------------------


                                                         June 30   September 30
                                                            2003           2002
                                                  ---------------  -------------

                                                             $              $
Total assets
  Canada                                                 440,690        297,338
  United States                                          219,380        184,105
  France                                                 153,162         59,343
  Other                                                  126,450         67,532
  Inter-segment                                         (393,358)      (241,312)
--------------------------------------------------------------------------------
                                                         546,324        367,006
--------------------------------------------------------------------------------

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.       Income per common share

The following table reconciles the numerators and the denominators of the basic and diluted income per common share computations:


                                           For the three-month period   For the nine-month period
                                                   ended June 30               ended June 30
                                           --------------------------   -------------------------
                                                  2003          2002          2003          2002
                                           ------------  ------------   -----------  ------------
Net Income
  Basic                                         $6,339        $5,848       $21,829       $14,196
  Interests on convertible debenture             1,009             -         1,312             -
-------------------------------------------------------------------------------------------------
Net income on a diluted basis                   $7,348        $5,848       $23,141       $14,196
-------------------------------------------------------------------------------------------------

Weighted average number of
  common shares outstanding                 44,917,035    44,567,115    44,887,388    40,589,665
Effect of dilutive stock options               445,237       830,613       448,602       706,638
Effect of dilutive purchase price payable      235,433       178,333       238,237       195,313
Effect of dilutive convertible debenture     8,924,113             -     3,824,620             -
-------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding              54,521,818    45,576,061    49,398,847    41,491,616
-------------------------------------------------------------------------------------------------


Options to purchase 1,223,550 and 388,350 common shares were outstanding as of June 30, 2003 and 2002, respectively, but were not included in the computation of diluted income per share because the exercise price of the options was greater than the average market price of the common shares.

7.       Stock options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                           For the three-month period   For the nine-month period
                                                   ended June 30               ended June 30
                                           --------------------------   -------------------------
                                                  2003          2002          2003          2002
                                           ------------  ------------   -----------  ------------
Fair value per option                            $5.07         $7.28         $5.29         $6.92
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                             45%           47%           45%           47%
    Risk-free interest rate                       4.23%         4.96%         4.39%         4.92%
    Expected option life                             6             6             6             6
    Expected dividend                                -             -             -             -


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.       Stock options (Continued)

The Company's net income, basic income per share and diluted income per share would have been on a pro-forma basis as follows:

                                                            For the three-month period
                                                                  ended June 30
                                     -----------------------------------------------------------------------
                                                    2003                                 2002
                                     ----------------------------------   ----------------------------------
                                        As reported          Pro-forma        As reported         Pro-forma
                                     ---------------   ----------------   ----------------   ---------------
                                                  $                  $                  $                 $
Net income                                    6,339              5,548              5,848             5,186
Basic income per share                         0.14               0.12               0.13              0.12
Diluted income per share                       0.13               0.12               0.13              0.11

                                                             For the nine-month period
                                                                   ended June 30
                                     -----------------------------------------------------------------------
                                                    2003                                 2002
                                     ----------------------------------   ----------------------------------
                                        As reported          Pro-forma        As reported         Pro-forma
                                     ---------------   ----------------   ----------------   ---------------
                                                  $                  $                  $                 $
Net income                                   21,829             19,416             14,196            12,413
Basic income per share                         0.49               0.43               0.35              0.31
Diluted income per share                       0.47               0.42               0.34              0.30


AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
                                                          June 30   September 30
                                                             2003           2002
                                                       -----------  ------------
ASSETS                                                 (unaudited)
                                                                $              $
Current assets
  Cash and cash equivalents                                77,737         20,005
  Short-term investments                                   95,714         60,740
  Accounts receivable                                      21,858         24,521
  Income taxes receivable                                   3,433            805
  Inventories (Note 3)                                     17,777         19,747
  Prepaid expenses and deposits                             2,529          1,895
  Future income taxes                                       5,791          6,335
-------------------------------------------------------------------------------
Total current assets                                      224,839        134,048

Investments                                                 1,857          2,348
Property, plant and equipment                              21,554         20,105
Intangible assets (Note 4)                                262,710        180,553
Goodwill                                                   29,342         29,342
Future income taxes                                         3,742          2,456
Deferred financial expenses                                 4,475            290
--------------------------------------------------------------------------------
                                                          548,519        369,142
--------------------------------------------------------------------------------

LIABILITIES

Current liabilities
  Accounts payable                                         42,079         27,499
  Income taxes payable                                      2,268          1,577
  Instalments on long-term debt                             1,657          1,336
  Future income taxes                                         388            269
--------------------------------------------------------------------------------
Total current liabilities                                  46,392         30,681

Long-term debt                                            106,894          4,563
Future income taxes                                        36,987         34,389
Non-controlling interest                                      229            332
--------------------------------------------------------------------------------
                                                          190,502         69,965
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (note 5)              24,239              -
Equity component of purchase price                          2,704          2,704
Capital stock                                             262,256        261,285
Retained earnings                                          55,114         34,594
Accumulated foreign currency translation adjustments       13,704            594
--------------------------------------------------------------------------------
                                                          358,017        299,177
--------------------------------------------------------------------------------
                                                          548,519        369,142
--------------------------------------------------------------------------------


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Cash Flows
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                       For the three-month period     For the nine-month period
                                                              ended June 30                  ended June 30
                                                       --------------------------     -------------------------
                                                             2003           2002            2003          2002
                                                       -----------    -----------     -----------    ----------
                                                                $              $               $             $
Operations
Net earnings                                                5,340          5,768          20,520        13,958
Non-cash items
  Implicit interest on convertible debt                       990                          1,284
  Non-controlling interest                                                   (50)           (103)         (230)
  Amortization of deferred financial expenses                 257                            386
  Other amortization                                        1,992          1,946           6,059         5,492
  Foreign currency fluctuation                               (413)            30            (262)          206
  Future income taxes                                         234          1,534           2,162         2,024
  Investment tax credits                                        -              -               -          (254)
  Changes in working capital items:
    Accounts receivable                                    (2,209)         8,784           2,843        12,121
    Income taxes receivable                                (1,999)           297          (2,627)         (447)
    Inventories                                               (26)        (2,155)          2,039        (3,405)
    Prepaid expenses and deposits                            (152)          (174)           (615)         (142)
    Accounts payable                                        8,139            917          14,234         2,333
    Income taxes payable                                    1,406         (1,389)            640          (381)
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                       13,559         15,508          46,560        31,275
---------------------------------------------------------------------------------------------------------------

Financing
  Long-term debt                                              482            524         101,656           931
  Repayment of long-term debt                                (375)          (298)         (1,195)       (2,768)
  Equity component of convertible debt                          -              -          24,239             -
  Issue of shares                                             857            346             971        66,856
  Share issue expenses                                          -              -               -        (4,667)
  Deferred financial expenses                                 (38)             -          (4,538)            -
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                          926            572         121,133        60,352
---------------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments                   (95,014)             -         (95,714)            -
  Disposal of short-term investments                            -              -          60,740             -
  Acquisition of investments                                 (100)             -            (100)           (6)
  Disposal of investments                                     324            371             596           384
  Acquisition of property, plant and equipment             (1,224)          (123)         (2,236)       (1,507)
  Acquisition of intangible assets                         (2,003)             -         (73,938)            -
  Disposal of intangible assets                                 -              -             205             -
  Net cash used for business acquisitions                       -        (21,041)              -       (31,302)
---------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                     (98,017)       (20,793)       (110,447)      (32,431)
---------------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held
  in foreign currencies                                        89            215             486           172
---------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                             (83,443)        (4,498)         57,732        59,368
Cash and cash equivalents, beginning of period            161,180         80,407          20,005        16,541
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                   77,737         75,909          77,737        75,909
---------------------------------------------------------------------------------------------------------------

Additional information
  Interest received                                           511            346           1,019           605
  Interest paid                                                27             71             150           138
  Income taxes paid                                         3,724          2,574           9,246         9,227
---------------------------------------------------------------------------------------------------------------

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Earnings
--------------------------------------------------------------------------------
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                                       For the three-month period     For the nine-month period
                                                              ended June 30                  ended June 30
                                                       --------------------------     -------------------------
                                                             2003           2002            2003          2002
                                                       -----------    -----------     -----------    ----------
                                                                $              $               $             $

REVENUE                                                    46,908         35,632         130,830        94,892
---------------------------------------------------------------------------------------------------------------

Cost of goods sold                                         11,828          9,427          31,736        24,171
Selling and administrative expenses                        15,625         13,160          46,552        37,296
Research and development expenses                           3,602          2,159           8,542         5,899
---------------------------------------------------------------------------------------------------------------
                                                           31,055         24,746          86,830        67,366
---------------------------------------------------------------------------------------------------------------

                                                           15,853         10,886          44,000        27,526
................................................................................................................

Financial expenses                                          2,770            283           3,922           571
Loss (gain) on foreign currency                              (168)            26              80           233
Interest income                                              (514)          (368)         (1,083)         (543)
Amortization                                                1,992          1,946           6,059          5,492
Takeover bid expenses                                       3,697              -           3,697              -
----------------------------------------------------------------------------------------------------------------
                                                            7,777          1,887          12,675          5,753
----------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                8,076          8,999          31,325         21,773
Income taxes                                                2,736          3,231          10,805          7,815
----------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                5,340          5,768          20,520         13,958
----------------------------------------------------------------------------------------------------------------

Earnings per common share
  Basic                                                      0.12           0.13            0.46           0.34
  Diluted                                                    0.12           0.13            0.45           0.34
----------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
  Basic                                                44,917,035     44,567,115      44,887,388     40,589,665
  Diluted                                              45,597,705     45,576,061      45,574,227     41,491,616
----------------------------------------------------------------------------------------------------------------

AXCAN PHARMA INC.
Consolidated Retained Earnings
----------------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                       For the three-month period     For the nine-month period
                                                              ended June 30                  ended June 30
                                                       --------------------------     -------------------------
                                                             2003           2002            2003          2002
                                                       -----------    -----------     -----------    ----------

                                                                $              $               $             $
Balance, beginning of period                               49,774         22,141          34,594        16,914
Net earnings                                                5,340          5,768          20,520        13,958
Share issue expenses                                            -              -               -        (2,963)
----------------------------------------------------------------------------------------------------------------
Balance, end of period                                     55,114         27,909          55,114        27,909
---------------------------------------------------------------------------------------------------------------

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(in thousands of U.S. dollars, except share related data)
(unaudited)

1.       Significant accounting policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

On October 1, 2002, the Company adopted retroactively the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 8.

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgement of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.


2.       PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratories (Abbott). During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the nine-month period ended June 30, 2003, the Company included in its revenues an amount of $ 6,898,669 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the Panzytrat enzyme product line for the nine-month period ended June 30, 2003 were$ 10,311,585.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


3.       Inventories

                                                      June 30      September 30
                                                         2003              2002
                                              ----------------   ---------------
                                                            $                 $
Raw materials and packaging material                    4,272             3,841
Work in progress                                        6,573             4,516
Finished goods                                          6,932            11,390
--------------------------------------------------------------------------------
                                                       17,777            19,747
--------------------------------------------------------------------------------


4.       Intangible assets

                                                  June 30, 2003
--------------------------------------------------------------------------------
                                                   Accumulated
                                       Cost       amortization          Net
--------------------------------------------------------------------------------
                                          $                  $                 $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                       109,910             19,332            90,578
  Indefinite life                   184,550             12,418           172,132
--------------------------------------------------------------------------------
                                    294,460             31,750           262,710
--------------------------------------------------------------------------------

                                                 September 30, 2002
--------------------------------------------------------------------------------
                                                   Accumulated
                                       Cost       amortization         Net
--------------------------------------------------------------------------------
                                          $                  $                 $
Trademarks, trademark licences
and manufacturing rights with a:
  Finite life                       106,375             15,679            90,696
  Indefinite life                   102,275             12,418            89,857
--------------------------------------------------------------------------------
                                    208,650             28,097           180,553
--------------------------------------------------------------------------------


5.       Equity component of convertible debt

The Company issued convertible debentures for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long term debt as liability component of convertible debt. As of June 30, 2003, implicit interest in the amount of $ 1,284,298 was accounted for and added to the liability component.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

6.       Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:


                                                  For the three-month period       For the nine-month period
                                                        ended June 30                     ended June 30
                                                  --------------------------       -------------------------
                                                         2003           2002             2003           2002
                                                  -----------    -----------       -----------   -----------
                                                            $              $                 $             $

Revenue
  Canada
    Domestic sales                                     5,163          4,256            14,873        12,685
    Foreign sales                                      2,404          9,202             7,285        14,630
  United States
    Domestic sales                                    30,072         26,237            82,932        72,557
    Foreign sales                                        188            158               294           427
  France
    Domestic sales                                     7,230          4,927            20,073         8,991
    Foreign sales                                      4,406              -            12,111             -
  Other                                                   37            212             3,451           659
  Inter-segment                                       (2,592)        (9,360)          (10,189)      (15,057)
-------------------------------------------------------------------------------------------------------------
                                                      46,908         35,632           130,830        94,892
-------------------------------------------------------------------------------------------------------------

Earnings (loss) before financial expenses,
loss (gain) on foreign currency, interest
income, amortization,
takeover bid expenses and income
taxes
  Canada                                                (506)         4,613               899         5,572
  United States                                       12,017          5,842            31,091        21,481
  France                                               4,656            420            11,871           471
  Other                                                 (314)            11               139             2
------------------------------------------------------------------------------------------------------------
                                                      15,853         10,886            44,000        27,526
------------------------------------------------------------------------------------------------------------

Amortization
  Canada                                                 290            341             1,030           997
  United States                                          958            973             2,875         3,071
  France                                                 341            230               947           245
  Other                                                  403            402             1,207         1,179
------------------------------------------------------------------------------------------------------------
                                                       1,992          1,946             6,059         5,492
------------------------------------------------------------------------------------------------------------

                                                                                      June 30   September 30
                                                                                         2003           2002
                                                                                   -----------  ------------
                                                                                            $             $
  Canada                                                                              442,085       298,733
  United States                                                                       219,808       184,573
  France                                                                              153,162        59,343
  Other                                                                               126,822        67,805
  Inter-segment                                                                      (393,358)     (241,312)
------------------------------------------------------------------------------------------------------------
                                                                                      548,519       369,142
------------------------------------------------------------------------------------------------------------


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.       Earnings per common share

The following is the detail of the denominators of the basic and diluted earnings per common share computations:

                                           For the three-month period        For the nine-month period
                                                  ended June 30                    ended June 30
                                          ---------------------------        -------------------------
                                                2003            2002              2003           2002
                                          -----------      ------------      ----------     ----------
Weighted average number of common
  shares outstanding                       44,917,035       44,567,115       44,887,388     40,589,665
Effect of dilutive stock options              445,237          830,613          448,602        706,638
Effect of dilutive equity component
  of purchase price                           235,433          178,333          238,237        195,313
------------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding             45,597,705       45,576,061       45,574,227     41,491,616
------------------------------------------------------------------------------------------------------

Number of common shares
  outstanding at the end                                                     44,989,347     44,651,154
------------------------------------------------------------------------------------------------------

Options to purchase 1,223,550 and 388,350 common shares were outstanding as of June 30, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. As of June 30, 2003, the convertible debenture has no effect on the diluted earnings per share.

8.       Stock options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                           For the three-month period        For the nine-month period
                                                  ended June 30                    ended June 30
                                          ---------------------------        -------------------------
                                                2003            2002              2003           2002
                                          -----------      ------------      ----------     ----------
Fair value per option                          $5.07           $7.28             $5.29          $6.92
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                          45%              47%               45%            47%
    Risk-free interest rate                    4.23%            4.96%             4.39%          4.92%
    Expected option life                           6               6                 6              6
    Expected dividend                              -               -                 -              -


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8.       Stock options (Continued)

The Company's net earnings, basic earnings per share and diluted earnings per share would have been, on a pro-forma basis, as follows:

                                          For the three-month period
                                                ended June 30
                              --------------------------------------------------
                                          2003                      2002
                              -----------------------     ----------------------
                              As reported   Pro-forma     As reported  Pro-forma
                              -----------  ----------     -----------  ---------
                                       $           $               $          $
Net earnings                       5,340       4,549           5,768      5,106
Basic earnings per share            0.12        0.10            0.13       0.11
Diluted earnings per share          0.12        0.10            0.13       0.11

                                           For the nine-month period
                                                ended June 30
                              --------------------------------------------------
                                          2003                      2002
                              -----------------------     ----------------------
                              As reported   Pro-forma     As reported  Pro-forma
                              -----------  ----------     -----------  ---------

                                      $           $               $           $
Net earnings                      20,520      18,107          13,958      12,175
Basic earnings per share            0.46        0.40            0.34        0.30
Diluted earnings per share          0.45        0.40            0.34        0.29